UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A

For the Annual Period Ended December 31, 2018

BREWDOG USA INC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10532

Date of Qualification of Offering: August 1, 2016

Date of Commencement of Offering: August 4, 2016

Delaware

(State or other jurisdiction of incorporation or organization)

47-3649817

(I.R.S. Employer Identification No.)

65 E State St, Suite 1800

Columbus, Oh 43215

(Address of principal executive offices)

614-400-3051

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 1.Management’s Discussion and Analysis of Financial Condition and Results of Operations

BrewDog USA Inc. ("BrewDog" or the "Company" "Us" or "We") and its subsidiaries were formed for the general purpose of brewing and retailing craft beer in the United States. BrewDog has constructed a brewing facility in Columbus, Ohio that has been operational since April 2017. A taproom and a craft beer themed hotel were opened at the brewing facility in Columbus in February 2017 and August 2018, respectfully. BrewDog has also opened two bars in the Short North and Franklinton neighborhoods of Columbus, Ohio in 2018. BrewDog has 121 full time employees and 53 part-time employees as of December 31, 2018.

BrewDog’s mission is to make other people as passionate about great craft beer as we are.

BrewDog has three main prospective focuses:

•To make the best beers we possibly can;

•To be the best company to work for that we can be; and

•To provide mind blowingly epic service to all our amazing customers.

Management’s discussion and analysis of financial condition and results of operations as of December 31, 2017 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626918000009/brewdogform1k.htm

A. Operating Results

Overview

BrewDog USA Inc. (“BrewDog” or the “Company” “Us” or “We”) was formed on April 22, 2015, as a Delaware Corporation, for the general purpose of brewing and distributing craft beer in the United States. BrewDog is majority owned by BrewDog Plc, a United Kingdom company. BrewDog has built a brewery in Columbus, Ohio to manufacture its craft beer for national distribution across the U.S., as well as wholesale and retail sales and also to operate local retail bar/restaurant establishments, which may have small brewing facilities on site that will operate under the name “BrewDog” and will sell BrewDog beer, along with food items.

Results of Operations

The year ended December 31, 2018

Revenue. Total revenue for the year ended December 31, 2018 was $17,198,075 primarily in wholesale craft beer sales and drink and food sales from our bars.

Cost of Sales. Cost of sales for the year ended December 31, 2018 were $11,000,842. Cost of sales for the period comprised of Brewery raw material costs, packaging costs, manufacturing labor and overhead as well as Bar drink and food purchases and labor for preparing and serving.

Administrative Expenses. Operating expenses for the year ended December 31, 2018 were

$6,507,705. Operating expenses for the period were comprised of organization costs as well as attorney fees, accounting fees, other administrative expenses associated with setting up our operations, payroll, web site development, real estate taxes and insurance.

Net Loss. Net loss for the year ended December 31, 2018 was $(2,499,727). This net loss was the result of operating expenses exceeding early stage operating revenues.

B.Liquidity and Capital Resources

We had net cash of $724,963 at December 31, 2018.

During the year ended December 31, 2018, operating activities used $(1,154,131) primarily due net losses sustained during the startup phase.

Cash used by investing activities relating to capital expenditures during the year ended December 31, 2018 was $(10,396,184). Cash provided by financing activities during the twelve months ending December 31, 2018 was $11,697,370 related to advances from BrewDog Plc and proceeds of the sale of stock. Since inception, our capital needs have primarily been met by BrewDog Plc.

C.Plan of Operations

Our plan of operation for the 12 months ended December 31, 2018 is as follows:

In 2018, we have expanded the distribution of our craft beer to 9 states. We plan to continue state expansion throughout 2019. Beginning in February 2018, the company entered into a contract brewing arrangement with a regional craft brewery whereby we produce and package their beer brands. We plan to continue to contract brew throughout 2019. We continue to operate the taproom at the Columbus brewery and have opened two BrewDog Bars in Columbus, Ohio. In addition, we also opened the BrewDog Hotel, the world’s first craft beer themed hotel, located at the Columbus brewery. We plan to continue to open new bars in 2019. We have hired and plan to hire staff to run our business and to help us follow through on our business plans.

D.Trend Information

Based on the results in 2017 and 2018, BrewDog believes there is a market for its products in North America. However, it is difficult to predict changing consumer preferences in craft beer. If we are unable to react to changing consumer preferences, our sales could decrease. Additionally, BrewDog sells its beer within a three-tier system consisting of manufacturers, distributors and retailers. BrewDog competes for a share of the distributor's attention, time and selling efforts. In retail establishments, BrewDog competes for shelf space and tap handle placement. Failure to maintain distributor's attention or retail space could cause sales to decrease. If the market price for hops, malt, barley or other brewing ingredients rises, BrewDog's product cost will rise and potentially threaten the Company's ability to meet profitability and/ or demand.  It is important for Brewdog to continue to secure funding in order to grow the business and expand its offerings to meet consumer preferences.

E.Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

F.Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. Note that our preparation of the consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Income taxes are one such critical accounting policy. Income taxes are recorded on an accrual basis of accounting based on tax positions taken or expected to be taken in a tax return. A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax positions are recognized only when it is more likely than not (i.e., likelihood of greater than 50%), based on technical merits, that the position would be sustained upon examination by taxing authorities. Tax positions that meet the more likely than not threshold are measured using a probability-weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Income taxes are accounted for using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. A valuation allowance is established to reduce deferred tax assets if all, or some portion, of such assets will more than likely not be realized. Should they occur, our policy is to classify interest and penalties related to tax positions as income tax expense. Since our inception, no such interest or penalties have been incurred.

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (ASC Topic 606), which replaces numerous requirements in U.S. GAAP, including industry-specific requirements, and provides companies with a single revenue recognition model for recognizing revenue from contracts with customers. On January 1, 2018, we adopted the requirements of ASC Topic 606 and all the related amendments to all of our contracts using the modified retrospective method. Upon completing our implementation assessment of Topic ASC 606, we concluded that no adjustment was required to the opening balance of retained earnings at the date of initial application. The comparative information has also not been restated and continues to be reported under the accounting standards in effect for those periods. Additional disclosures required by ASC Topic 606 are presented within the aforementioned Revenue Recognition policy disclosure. We recognize revenue on Brewery product sales to distributors or through self-distribution at the time when the product is shipped and control of the product is transferred to the customer according to the shipping terms. Revenue from the Brewery Taproom and two bars are recognized as revenue at the point of the delivery of meals and services. Company sales are presented net of sales tax.

G.Additional Company Matters

The Company has not filed for bankruptcy protection nor has it ever been involved in receivership or similar proceedings. The Company is not presently involved in any legal proceedings material to the business or financial condition of the Company. The Company does not anticipate any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business, in the next 12 months.

Item 2.Directors and Officers

As of December 31, 2017, BrewDog USA Inc.’s officers and directors information is available for review here. Please see pages 49-50.

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogcpartiiandpartiii.htm

As of December 31, 2018, BrewDog USA Inc. had 121 full-time employees, one of which is an executive officer of the Company.

The directors, executive officers and significant employees of the Company as of December 31, 2018 are as follows:

Name	Position	Age	Term of Office	Approx. hours per week
Executive Officers:
James Watt	President	34	4-22-15 to present	10
Alan Martin Dickie	Vice President	34	4-22-15 to present	10
Neil Simpson	Chief Financial Officer	46	4-22-15 to present	10
Directors
James Watt	Chairman of Board of Directors	34	4-22-15 to present	N/A
Alan Martin Dickie	Director	34	4-22-15 to present	N/A
Neil Simpson	Director	46	4-22-15 to present	N/A

The directors of BrewDog USA Inc. are, at present, not compensated by the Company for their roles as directors. For the three present directors, only expenses are reimbursed for their participation on the board of directors. The Company may choose to compensate the present directors in the future, as well as compensate future directors, in the Company’s discretion.

Executive Compensation

From its inception in April 2015 to the end of the past fiscal year, BrewDog USA Inc. paid no salaries to its executive officers:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($)	Total compensation ($)
James Watt	President	$ 0	$ 0	$ 0

Alan Martin Dickie	Vice President	$ 0	$ 0	$ 0

Neil Simpson	CFO	$ 0	$ 0	$ 0

Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future. A stock incentive program for our directors, executive officers, employees and key consultants may be established in the future.

Board of Directors

Our board of directors currently consists of three directors. None of our directors are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our board of directors in the future, particularly to serve on committees should they be established.

Committees of the Board of Directors

We may establish an audit committee, compensation committee, a nominating and governance committee and other committees to our Board of Directors in the future, but have not done so to date. Until such committees are established, matters that would otherwise be addressed by such committees will be acted upon by the Board of Directors.

Director Compensation

We currently do not pay our directors any compensation for their services as board members, with the exception of reimbursing for board related expenses. In the future, we may compensate directors, particularly those who are not also employees and who act as independent board members, on either a per meeting or fixed compensation basis.

Limitation of Liability and Indemnification of Officers and Directors

Our Bylaws limit the liability of directors and officers of the Company to the maximum extent permitted by Delaware law. The Bylaws state that the Company shall indemnify and hold harmless each person who was or is a party or is threatened to be made a party to, or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or an officer of the Company or such director or officer is or was serving at the request of the Company as a director, officer, partner, member, manager, trustee, employee or agent of another company or of a partnership, limited liability company, joint venture, trust or other enterprise.

The Company believes that indemnification under our Bylaws covers at least negligence and gross negligence on the part of indemnified parties. The Company also may secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in connection with their services to us, regardless of whether our Bylaws permit such indemnification.

The Company may also enter into separate indemnification agreements with its directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, may provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

For additional information on indemnification and limitations on liability of our directors and officers, please review the Company’s Bylaws, which are attached to the Offering Circular and available for review here and incorporated by reference:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogbylaws.htm

Item 3.Security Ownership of Management and Certain Securityholders

Information regarding security ownership of management and certain shareholders as of December 31, 2017 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626918000009/brewdogform1k.htm

The following table sets forth information regarding beneficial ownership of our Common Stock as of December 31, 2018. There is no beneficial ownership of our Common Stock by any of our directors or executive officers or by all of our directors and executive officers as a group.

Beneficial ownership and percentage ownership are determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to Shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each Shareholder named in the following table possesses sole voting and investment power over their Shares of Common Stock.

1James Watt and Martin Dickie will exercise voting control over the shares of BrewDog Plc. Watt and Dickie own voting stock of BrewDog Plc and are authorized by BrewDog Plc to vote on behalf of its shares of BrewDog USA, Inc.

Item 4.Interest of Management and Others in Certain Transactions

Information regarding interest of management and others in certain transactions as of December 31, 2017 is available for review here and incorporated by reference.

https://www.sec.gov/Archives/edgar/data/1646269/000164626917000004/brewdogformonek.htm

BrewDog Plc, the Company’s parent, has built a highly successful operation in the United Kingdom, with the same lines of business as BrewDog USA wishes to establish in the United States. As part of BrewDog Plc’s business, it previously established relationships with local beer and spirits distributors of BrewDog craft beers in the United States. BrewDog USA will therefore be able to draw upon such distribution relationships and BrewDog Plc’s expertise in launching the U.S. business.

In addition, BrewDog Plc plans to enter into a license with BrewDog USA permitting the Company to use the intellectual property of BrewDog Plc (including any trademarks) and any new marks created by BrewDog Plc. It is anticipated that any new intellectual property will be owned by BrewDog Plc, who will pay for the cost of clearing, registering and protecting any new intellectual property and will be licensed to BrewDog USA.

During the last fiscal year, the Company was a participant in transactions with BrewDog Plc, its parent company, in which the amounts involved exceed the lesser of $120,000 and one percent of the average of the Company’s total assets at year end for the last completed fiscal year. In these transactions, BrewDog Plc charged management fees of $270,005, charged interest of $790,026 and made advances of $10,368,512 to the Company.

James Watt and Martin Dickie own stock of, and are executive officers and directors of BrewDog Plc. As a result, they both have an indirect interest in the above-referenced transactions, as well as any other transactions involving the Company and BrewDog. James Watt and Martin Dickie will also have an indirect interest in any future transactions between BrewDog Plc and the Company due to their status as majority shareholders, executive officers and directors. There have been no transactions between BrewDog Plc and the Company in which either James Watt or Martin Dickie received any extra or special benefit not shared on a pro-rata basis by all of the holders of securities of the class of stock owned by them as shareholders of BrewDog Plc.

Item 5.Other Information

None.

Item 6.Financial Statements

Consolidated Financial Statements

BrewDog USA Inc.
Years Ended December 31, 2018 and 2017
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

Building a better working world

BrewDog USA Inc.

Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

Contents

Report of Independent Registered Public Accounting Firm........1

Consolidated Financial Statements

Consolidated Balance Sheets........3
Consolidated Statements of Comprehensive Loss........4
Consolidated Statements of Stockholders' Deficit........5
Consolidated Statements of Cash Flows........6
Notes to Consolidated Financial Statements........7

1904-3144195

Ernst & Young LLP
Suite 200
800 Yard Street
Grandview Heights, OH 43212

Tel: +1 614 224 5678
Fax: +1 614 232 7939
ey.com

Report of Independent Registered Public Accounting Firm

The Stockholders and the Board of Directors of
BrewDog USA Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BrewDog USA Inc. (the "Company") as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, stockholders' deficit and cash flows for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2018 and 2017, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

1904-3144195

1

A member firm of Ernst & Young Global Limited

EY
Building a better working world

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2015.
Grandview Heights, Ohio
April 29, 2019

1904-3144195

2

A member firm of Ernst & Young Global Limited

BrewDog USA Inc.

Consolidated Balance Sheets

	December 31 2018	December 31 2017
Assets		
Cash and cash equivalents	**$ 724,963**	$ 577,908
Inventories	**1,498,848**	929,412
Prepaid expenses and other current assets	**704,300**	727,008
Total current assets	**2,928,111**	2,234,328
Property and equipment, net	**39,679,289**	30,782,725
Total non-current assets	**39,679,289**	30,782,725
Total assets	**$ 42,607,400**	$ 33,017,053
Liabilities and stockholders' deficit		
Accruals and other current liabilities	**$ 4,356,521**	$ 3,261,859
Intercompany – BrewDog Plc	**38,592,154**	28,223,643
Total current liabilities	**42,948,675**	31,485,502
Deferred tax liability	**818,100**	1,457,246
Other non-current liabilities	**129,357**	192,168
Total non-current liabilities	**947,457**	1,649,414
Common stock; par value of $0.01; 10,000,000 shares authorized and 6,494,709 and 6,464,242 shares issues and outstanding at December 31, 2018 and 2017, respectively	**64,947**	64,642
Additional paid-in capital	**9,282,918**	7,954,365
Accumulated deficit	**(10,636,597)**	(8,136,870)
Total stockholders' deficit	**(1,288,732)**	(117,863)
Total liabilities and stockholders' deficit	**$ 42,607,400**	$ 33,017,053

See accompanying notes.

1904-3144195

3

BrewDog USA Inc.

Consolidated Statements of Comprehensive Loss

	Year Ended December 31	
	2018	**2017**
Revenue	**$ 17,198,075**	$ $4,943,261
Cost of revenue	**11,000,842**	6,872,939
Operating income (loss)	**6,197,233**	(1,929,678)
Costs and other expenses		
Administrative expenses	**6,507,706**	2,287,620
Interest expense	**670,965**	180,794
Depreciation	**2,157,435**	1,141,217
Loss before income tax expense	**(3,138,873)**	(5,539,309)
Income tax (benefit) expense	**(639,146)**	1,457,246
Net comprehensive loss	**$ (2,499,727)**	$ (6,996,555)
Basic loss per share	**$ (0.39)**	$ (1.09)
Weighted average basic common shares outstanding	**$ 6,474,304**	$ 6,421,202

See accompanying notes.

1904-3144195

4

BrewDog USA Inc.

Consolidated Statements of Stockholders' Deficit

	Common Shares Outstanding	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2017	6,372,061	$ 63,721	$ 3,719,956	$ (1,140,315)	$ 2,643,362
Stock issuance	92,181	921	4,377,675	–	4,378,596
Stock issuance costs	–	–	(143,266)	–	(143,266)
Net loss	–	–	–	(6,996,555)	(6,996,555)
Balance, December 31, 2017	6,464,242	64,642	7,954,365	(8,136,870)	(117,863)
Stock issuance	**30,467**	**305**	**1,523,045**	–	**1,523,350**
Stock issuance costs	–	–	**(194,492)**	–	**(194,492)**
Net loss	–	–	–	**(2,499,727)**	**(2,499,727)**
Balance, December 31, 2018	**6,494,709**	**$ 64,947**	**$ 9,282,918**	**$ (10,636,597)**	**$ (1,288,732)**

See accompanying notes.

1904-3144195

5

BrewDog USA Inc.

Consolidated Statements of Cash Flows

	Year Ended December 31	
	2018	**2017**
Operating activities		
Net loss	**$ (2,499,727)**	$ (6,996,555)
Adjustment to reconcile net loss to net cash used in operating activities:		
Depreciation expense	**2,157,435**	1,141,217
Deferred tax expense	**(639,146)**	1,457,246
Changes in operating assets and liabilities:		
Inventories	**(569,436)**	(929,412)
Prepaid expenses and other current assets	**(635,108)**	14,361
Accruals and other liabilities	**1,031,851**	2,983,571
Net cash used in operating activities	**(1,154,131)**	(2,329,572)
Investing activities		
Capital expenditures	**(10,396,184)**	(12,467,815)
Net cash used in investing activities	**(10,396,184)**	(12,467,815)
Financing activities		
Advances from BrewDog Plc	**10,368,512**	11,001,168
Issuance of common stock	**1,523,350**	4,378,596
Costs of issuance of common stock	**(194,492)**	(143,266)
Net cash provided by financing activities	**11,697,370**	15,236,498
Net increase in cash and cash equivalents	**147,055**	439,111
Cash and cash equivalents, beginning of year	**577,908**	138,797
Cash and cash equivalents, end of year	**$ 724,963**	$ 577,908
Supplemental schedule of non-cash financing activities		
Purchase of property and equipment in accruals and other current liabilities	**$ 1,482,076**	$ 1,804,191
Sale of Franklinton by issuing note receivable	**$ –**	$ 657,816

See accompanying notes.

1904-3144195

6

BrewDog USA Inc.

Notes to Consolidated Financial Statements

December 31, 2018

1. Organization and Description of Business

BrewDog USA Inc. ("BrewDog" or in the first-person notations of "we," "us," and "our") was formed on April 22, 2015 as a wholly owned subsidiary of BrewDog Plc, a company incorporated in the United Kingdom. BrewDog and its wholly owned subsidiaries are engaged in the business of selling craft beer throughout the United States, under the legal entities: BrewDog Columbus LLC, BrewDog Brewing Company LLC, BrewDog Dogtap LLC, BrewDog Indianapolis LLC, BrewDog Licensing LLC, BrewDog NYC LLC and BrewDog Pittsburgh LLC. BrewDog is headquartered in Columbus, OH and consists of the following:

- A taproom and brewery that opened in 2017 in Canal Winchester, OH
- Two bars that opened during 2018 in Columbus, OH
- A hotel attached to the brewery that opened during 2018 in Columbus, OH

2. Significant Accounting Policies

Presentation

The accompanying consolidated financial statements include the accounts of BrewDog and its wholly owned subsidiaries. BrewDog prepares its consolidated financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP). All intercompany balances and transactions of BerwDog and its wholly owned subsidiaries have been eliminated in consolidation. As of December 31, 2018, BrewDog Plc uses a centralized approach to treasury services to perform cash management for the operations of its affiliates, including BrewDog. As a result, BrewDog Plc funds BrewDog's operating and investing activities, as needed, and any cash generated by BrewDog is transferred to BrewDog Plc. BrewDog Plc will provide financial support as required to BrewDog for a period of not less than 12 months from April 29, 2019.

1904-3144195

7

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Accounting estimates

The preparation of the consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Although management bases its estimates on historical experience and assumptions that are believed to be reasonable under the circumstances, actual results could significantly differ from those estimates.

Fair value measurement

We are required to determine the fair value of financial assets and liabilities based on the price that would be received to sell the asset or pay to transfer the liability to a market participant. Fair value is a market-based measurement, not an entity-specific measurement. The fair value of certain assets and liabilities approximates carrying value, because of the short-term nature of the accounts, including other current assets and accounts payable.

Common stock

BrewDog issued common stock with no voting rights to the public in a series of Regulation A crowdfunding offerings in 2018, 2017, and 2016 as follows:

	2018	**2017**	**2016**
Shares issued	**30,467**	92,181	56,272
Purchase price	**$50.00**	47.50	$47.50
Maximum amounts subject to the Offering	**$40 million**	$50 million	$50 million

In 2016, our Board of Directors approved a stock split of 63,157.89 to one outstanding common share. At the same time, the authorized number of common shares was increased to 10,000,000. All per share and share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been adjusted to reflect the stock split.

1904-3144195

8

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Revenue

During fiscal 2018 and 2017, revenue consisted of sales of our beer to United States based distributors and through self-distribution; sales of beer under a contract brewing arrangement; retail sales of beer, wine, food and merchandise at our bars; and rentals of rooms at our hotel. Sales of products are for cash or otherwise agreed-upon credit terms. BrewDog's accounting policy is to exclude excise taxes from the measurement of revenues. Our payment terms vary by customer; however, the time period between when revenue is recognized and when payment is due is not significant. Revenue is measured as the amount of consideration we expect to receive in exchange for the sale of our product. Our sales to distributors are purchase order driven and have a single performance obligation. Revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. Our contract brewing sales are purchase order driven and revenue is recognized when control over the finished product transfers to the customer, which is when the specified order is delivered. At our hotel, we have performance obligations to provide accommodations to hotel guests. We are entitled to a fixed nightly fee for an agreed upon period. These fees are payable at the time the hotel guest checks out of the hotel. We recognize the revenue from room sales on a daily basis, as the rooms are occupied and we have rendered the services. Retail sales for merchandise, beer, and food at the taproom and bars are recognized at the point of sale to the customer. Percentages of sales by selling channel are as follows:

	2018	2017
Sales to distributors	38%	23%
Retail sales	51% (hotel rooms were 3%)	77% (hotel rooms were 0%)
Contract brewing sales	11%	0%

Major customers

Two major customers accounted for at least 10% of revenues. Each customer respectively accounted for 20% and 12% of our 2018 revenues. The same two customers respectively accounted for 19% and 0% of our 2017 revenues.

1904-3144195 9

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Shipping and Handling

BrewDog records freight costs billed to customers for shipping and handling as revenue. Shipping and handling expense related to costs incurred to deliver product are recognized within cost of goods sold. BrewDog accounts for shipping and handling activities that occur after control has transferred as a fulfillment cost rather than a separate performance obligation, and the costs of shipping and handling are recognized concurrently with the related revenue.

Cost of revenue

Cost of revenue for our brewing operations consists primarily of raw materials, labor and overhead costs. These costs include brewing materials, such as hops and malts, packaging materials, including cans, both direct and indirect labor, facility costs, inbound freight charges, utilities, maintenance costs, and other manufacturing overhead. Cost of revenue for our bar consists primarily of direct costs for labor, beer, wine, food and merchandise. The components of cost of net revenue are variable in nature, change with sales volume, are influenced by product mix and are subject to increases or decreases based on fluctuations in commodity costs.

Operating expenses

Administrative expenses are expensed as incurred, and also include all directly attributable costs from BrewDog Plc.

Foreign currency

The majority of our expenditures are denominated in U.S. dollars. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the rates of exchange prevailing at the balance sheet date. Transactions in foreign currencies are recorded at the prevailing rate at the date of the transaction, with foreign currency transaction gains and losses recorded in the consolidated statements of comprehensive loss.

1904-3144195

10

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Income taxes

We account for income taxes using the asset and liability method. Deferred tax assets and liabilities are measured using enacted tax rates in the respective jurisdictions in which we operate. We assess the realizability of deferred tax assets and provide a valuation allowance for deferred tax assets when it is more likely than not that at least a portion of the deferred tax assets will not be realized. The realizability of deferred tax assets depends on our ability to generate sufficient taxable income within the carryback or carryforward periods provided for in the tax law for each applicable tax jurisdiction and also considers all available positive and negative evidence.

A tax position is defined as a position in a previously filed tax return or a position expected to be taken in a future tax filing that is reflected in measuring current or deferred income tax assets and liabilities. Tax benefits from uncertain tax positions are recognized when it is more likely than not that the position will be sustained upon examination of the technical merits of the position, including resolutions of any related appeals or litigation processes. The amount recognized is measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. BrewDog's practice is to classify interest and penalties related to income tax matters in income tax expense. See Note 8 for additional information.

Accounts receivable

Accounts receivable are included in the prepaid expenses and other current assets in the consolidated balance sheets. We derive the majority of our revenues from sales of our products to distributors and directly to the public. We establish an allowance for doubtful accounts on a case-by-case basis, considering changes in the financial position of a customer, when we believe the required payment of specific amounts owed to us is unlikely to occur. At December 31, 2018 and 2017, we had no allowances for doubtful accounts.

Incentives and other reductions

In the course of selecting Columbus, Ohio, as the North American headquarters, BrewDog received agreements for certain economic incentives from various governmental entities. The incentives include employee income tax withholding reductions, training grants and development grants for fixed asset investments totaling approximately $1,000,000 that require BrewDog to meet certain investment, job and payroll amounts to receive the incentives. These incentives will be available to BrewDog through 2026. Additionally, BrewDog received a 15-year property tax

1904-3144195

11

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

abatement for the North American headquarters. These various incentives are recognized when there is reasonable assurance that the incentives will be received and BrewDog will be able to comply with the conditions attached to the incentives. At the time, the incentives will be recognized either in the consolidated statements of comprehensive loss for incentives related to income or the consolidated balance sheets for incentives related to assets in a systematic and rational basis over the periods in which the incentive applies and/or as expenses/costs for which the incentives are intended to compensate are incurred.

Cash and cash equivalents

BrewDog considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash and cash equivalents.

Prepaid expenses and other current assets

Prepaid expenses consist of various payments that BrewDog has made in advance for goods or services to be received in the future. These prepaid expenses include advance payment for software, furniture, and service contracts requiring up-front payments.

Inventories

Inventories consist of raw materials, work in process and finished goods. Raw materials, which principally consist of hops, malts, barley, other brewing ingredients and packaging materials, are stated at the lower of cost (first-in, first-out) or net realizable value. The cost elements of work in process and finished goods inventory consist of raw materials, direct labor and manufacturing overhead. Work in process is beer held in tanks prior to packaging. Finished goods includes retail merchandise and packaged beer. A significant change in the timing or level of demand for certain products, as compared to forecasted amounts, may result in recording provisions for excess or expired inventory in the future.

1904-3144195

12

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Property and equipment

Tangible fixed assets, other than land, are stated at cost or valuation less depreciation. Depreciation is provided at rates calculated to write off the cost or valuation less estimated residual value of each asset over its expected useful life, as follows:

1. Land	Not depreciated
2. Assets under construction	Not depreciated
3. Computer equipment	2 – 3 years of life on straight-line basis
4. Motor vehicles	25% on declining balance
5. Fixtures and fittings	10 – 25% on declining balance and 4 years of life on straight-line basis
6. Property and equipment	10 – 25% on declining balance and 2-4 years o life on straight-line basis
7. Buildings	4 – 50 years of life on straight-line basis
8. Leasehold improvements	Lesser of remaining term of lease or estimate useful life of the asset

Certain brewing equipment, included within property and equipment, is depreciated at 10% on the reducing balance method and has been allocated a residual value, dependent on the tank's use.

BrewDog capitalized interest of $127,854 in 2018 and $122,177 in 2017.

Depreciation expense was $2,157,435 in 2018 and $1,141,217 in 2017.

Deferred revenue

Proceeds from non-equity crowdfunding are recorded as deferred revenue within Accruals and other current liabilities and recognized in the income statement once the related products have been delivered.

Subsequent events

BrewDog has evaluated subsequent events occurring after the balance sheet date and through April 29, 2019, the date these consolidated financial statements were available to be issued. BrewDog has received approximately $500,000 from the parent, BrewDog Plc, subsequent to the year end, through April 29, 2019.

1904-3144195

13

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

On March 21, 2019, BrewDog published a blog post announcing that Tanisha Robinson will be joining the BrewDog Plc global team as Chief Disruption Officer. Tanisha was replaced as CEO by Allison Green on March 25, 2019. Allison has been part of BrewDog for three and a half years, serving most recently as Global Chief of Staff, but has also been involved in all areas of the business, with specific responsibility for People and International Sales.

BrewDog has entered into ten-year lease agreements for BrewDog bar locations in Cincinnati, Ohio and Indianapolis, Indiana. We anticipate the combined annual rent expense to be $218,000.

3. Accounting Pronouncement Recently Adopted

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*. ASU 2014-09 supersedes virtually all existing revenue recognition guidance. Under this standard, an entity is required to recognize revenue upon transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. As such, an entity needs to use more judgment and make more estimates than under the previous guidance. On January 1, 2018, BrewDog adopted the new revenue standard and all related amendments using the modified retrospective method which allows application only to the most current reporting period presented in the financial statements, with a cumulative effect adjustment to retained earnings. In accordance with the new revenue standard, revenue is recognized at the point in time when control transfers and our obligation has been fulfilled, which is when the related goods are shipped or delivered to the customer, depending upon method of distribution and shipping terms. The comparative years have not been restated and continue to be reported under the accounting standards in effect for those periods. The adoption of the standard did not have an impact on the consolidated financial statements and no cumulative effect adjustment to retained earnings was recorded. BrewDog did not record any contract assets, contract liabilities, or deferred contract costs upon adoption of the standard.

Accounting Pronouncement Not Yet Effective

Lease Accounting

In February 2016, the FASB issued ASU 2016-02, *Leases* (*Topic 842*), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties

1904-3144195

14

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

3. Accounting Pronouncement Recently Adopted (continued)

to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. Topic 842 supersedes the previous leases standard, ASC 840, *Leases*. This guidance is effective for reporting periods beginning after December 15, 2018; however, early adoption is permitted. BrewDog will elect the modified retrospective approach and will recognize the effects of applying ASC 842 as a cumulative-effect adjustment to retained earnings as of the effective date. BrewDog anticipates that the adoption of the amended lease guidance will result in an increase to the assets and liabilities on our consolidated balance sheet, but we are continuing to evaluate the impact of this standard on our consolidated financial statements.

4. Property and Equipment

Property and equipment consist of the following:

	December 31	
	2018	**2017**
Land	**$ 1,118,148**	$ 1,118,148
Asset under construction	**2,700**	356,757
Computer equipment	**429,475**	32,776
Motor vehicles	**98,743**	57,290
Fixture and fittings	**2,579,795**	799,882
Property and equipment	**18,814,181**	17,553,753
Buildings	**19,943,963**	12,014,400
Property and equipment	**42,987,005**	31,933,006
Accumulated depreciation	**(3,307,716)**	(1,150,281)
Property and equipment, net	**$ 39,679,289**	$ 30,782,725

1904-3144195

15

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

5. Inventories

Inventories consist of the following:

	December 31 2018	December 31 2017
Raw materials	**$ 1,004,814**	$ 356,286
Work in progress	**135,874**	184,718
Finished goods	**358,160**	388,408
Total inventories	**$ 1,498,848**	$ 929,412

6. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consist of the following:

	December 31 2018	December 31 2017
Accounts receivable	**$ 448,403**	$ 2,257
Prepaid expenses	**230,272**	57,392
Receivable from related party (Franklinton)	**–**	664,292
Other	**25,624**	3,067
Total prepaid expenses and other current assets	**$ 704,299**	$ 727,008

7. Accruals and Other Current Liabilities

Accruals and other current liabilities consist of the following:

	December 31 2018	December 31 2017
Trade payables	**$ 993,983**	$ 468,179
Payables associated with property and equipment	**1,482,076**	1,804,191
Real estate taxes payable	**58,110**	38,196
Deferred revenue	**324,168**	292,396
Sales tax payable	**84,473**	36,474
Wages payable	**182,408**	55,537
Other accruals	**1,231,304**	566,886
Total accruals and other current liabilities	**$ 4,356,522**	$ 3,261,859

1904-3144195

16

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes

Significant components of the (benefit) expense for income taxes for the years ended December 31, 2018 and 2017 are as follows:

	December 31 2018	2017
Deferred:		
Federal	$ **(406,346)**	$ 1,269,143
State	**(232,800)**	188,103
Total deferred	**(639,146)**	1,457,246
Total income tax (benefit) expense	$ **(639,146)**	$ 1,457,246

The effective tax rate is reconciled with the U.S. federal statutory rate for the years ended December 31, 2018 and December 31, 2017, as follows:

	December 31 2018	2017
Federal statutory income tax rate	**21.0%**	34.0%
City income tax rate	**1.6%**	2.0%
Change from the Tax Cuts and Jobs Act	**0.3%**	(15.3%)
Return to provision	**(6.5%)**	0.0%
Permanent items and other	**(0.8%)**	(0.4%)
Change in valuation allowance	**4.8%**	(46.6%)
Effective tax rate	**20.4%**	(26.3%)

1904-3144195

17

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

The tax effects of temporary differences and tax loss carryforwards that give rise to significant portions of deferred tax assets and liabilities at December 31, 2018 and 2017 are comprised of the following:

	December 31 2018	December 31 2017
Deferred tax assets:		
Capitalized start-up costs	**$ 260,857**	$ 278,658
Deferred revenue	**73,693**	65,593
Accrued interest	**191,630**	67,150
Accrued management fee	**161,405**	99,352
Net operating loss	**4,930,563**	3,642,587
Research and development credit	**15,080**	–
Other costs	**97,049**	34,025
Total deferred tax assets	**5,730,277**	4,187,365
Valuation allowance	**(2,806,473)**	(2,956,399)
Deferred tax assets, net of allowances	**2,923,804**	1,230,966
Deferred tax liabilities:		
Property and equipment	**(3,741,904)**	(2,688,212)
Total deferred tax liabilities	**(3,741,904)**	(2,688,212)
Net deferred tax liability	**$ (818,100)**	$ (1,457,246)

As of December 31, 2018, BrewDog has gross federal operating loss carryforwards of $21,689,115. The pre-2018 gross federal operating loss carryforwards of $16,489,837 expire in 2037. The remaining operating loss carryforward of $5,199,278 does not have an expiration date as a result of the provisions within the Tax Cuts and Jobs Act. Additionally, BrewDog has city operating loss carryforward of $15,416,321 expiring in 2022 and 2023 as well as state operating loss carryforwards of $381,674 expiring in years through 2038.

To assess the realization of deferred tax assets, we consider whether it is more likely than not that all or a portion of the deferred tax assets will not be realized prior to expiration. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Our scheduling of the timing difference reversals indicated that deferred

1904-3144195

18

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

8. Income Taxes (continued)

tax liabilities may not reverse in sufficient time to allow us to utilize all net operating losses before expiration. As a result, valuation allowances of $2,806,473 and $2,956,399 were recorded against the deferred tax assets at December 31, 2018 and 2017, respectively.

BrewDog assessed and implemented the Tax Cuts and Jobs Act provisions impacting fiscal 2018. Under the provisions, BrewDog elected to take bonus depreciation on 100% of all eligible asset types, which increased the deferred tax liability balance. The remaining provisions such as GILTI, FDII, and BEAT had no impact to BrewDog's tax (benefit) expense, based on BrewDog's company size and business model.

9. Commitments and Contingencies

Operating Leases

BrewDog leases bar and brewery facilities under noncancelable operating lease agreements. The lease agreements require BrewDog to pay taxes, maintenance, insurance and other occupancy expenses. BrewDog's lease agreements for bar locations are for five to ten-year periods with renewal options for additional five-year periods.

Rent expense for operating leases is recognized on a straight-line basis. Rent expense of $173,080 and $88,052 was recognized for all operating leases during the years ended December 31, 2018 and 2017, respectively.

The following is a schedule of future minimum rental payments required under the operating lease agreements as of December 31, 2018:

2019	$ 296,000
2020	441,000
2021	445,000
2022	435,000
2023	346,000
	$ 1,963,000

1904-3144195

19

BrewDog USA Inc.

Notes to Consolidated Financial Statements (continued)

10. Operating Segments

BrewDog operates in a single operating segment and, thus, a single reporting segment. Our chief operating decision maker evaluates the performance of the business overall with the mindset that our hotel and food offerings at our bars serve to build the strength of our brand.

11. Related-Party Transactions

Our operations are funded by BrewDog Plc as an intercompany balance, repayable on demand. Total funding provided during 2018 amounted to $10,368,512 and was $11,001,168 in 2017.

The payable of $38,592,154 to BrewDog Plc included in the consolidated balance sheet is the result of various transactions between BrewDog and BrewDog Plc. There are no terms of settlement, and interest is charged at applicable federal rates on the account balance. Total interest charged during the year ended December 31, 2018 amounted to $790,026 and was $297,384 in 2017. The balance is primarily the result of the establishment of BrewDog's operations in the United States, and BrewDog being part of BrewDog's participation in BrewDog Plc's cash management program, wherein all of BrewDog's cash receipts are remitted to BrewDog Plc and all cash disbursements are funded by BrewDog Plc. Other transactions include miscellaneous administrative expenses incurred by BrewDog Plc on behalf of BrewDog.

BrewDog Plc provided certain services to BrewDog including, but not limited to, executive services, accounting and legal services, and other selling, general and administrative expenses. The allocation method utilized by management of BrewDog Plc during the period from January 1, 2018 to December 31, 2018 was an annual charge of $270,005. The amount included in the consolidated statements of comprehensive loss by BrewDog for the year ended December 31, 2018 is $270,005 ($260,000 in 2017).

In December 2017, BrewDog sold its interest in BrewDog Franklinton LLC to Ten Tonne Mouse Inc.; Mr. James Watt is the director for both companies. There was no gain or loss recorded on the transaction for book or tax purposes. The sales price was $657,816, which was not paid as of December 31, 2017. In conjunction with the sale, BrewDog entered into an interest-free note that was payable on demand and was included in prepaid expenses and other current assets. The note was paid in full in January 2018. BrewDog was granted a tenant allowance of $1,415,000 and paid $96,000 in rent during 2018.

1904-3144195

20

EY | Assurance | Tax | Transactions | Advisory

About EY
EY is a global leader in assurance, tax, transaction and advisory services. The insights and quality services we deliver help build trust and confidence in the capital markets and in economies the world over. We develop outstanding leaders who team to deliver on our promises to all of our stakeholders. In so doing, we play a critical role in building a better working world for our people, for our clients and for our communities.

EY refers to the global organization, and may refer to one or more, of the member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. For more information about our organization, please visit ey.com.

© 2019 Ernst & Young LLP.
All Rights Reserved.

ey.com

Item 7.Exhibits

Charters, including amendments, Bylaws, and material contracts previously filed with Form 1-A and available for review at:

Charters:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogcharter.htm

Bylaws:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogbylaws.htm

Material Contracts:

https://www.sec.gov/Archives/edgar/data/1646269/000164626916000019/brewdogmaterialcontracts.htm

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this annual report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbus, Ohio on April 30, 2019.

BREWDOG USA, INC.

By:   /s/ Neil Simpson

Chief Financial Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

SignatureTitle

By:    /s/ James WattChief Executive Officer & Director BrewDog USA Inc.

April 30, 2019

By:    /s/ Neil SimpsonChief Financial Officer & Director BrewDog USA Inc.

April 30, 2019